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                          May 7, 2021

       John Koconis
       Chief Executive Officer and Chairman of the Board of Directors Timber Pharmaceuticals, Inc.
       110 Allen Road, Suite 401
       Basking Ridge, NJ 07920

                                                        Re: Timber
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2021
                                                            File No. 333-255743

       Dear Mr. Koconis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alan Wovsaniker, Esq.